Exhibit 99.1 Mesoblast Limited ABN 68 109 431 870 and Controlled Entities (Mesoblast Group) HALF-YEAR INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 PROVIDED TO THE ASX UNDER LISTING RULE 4.2A This half-year financial report is to be read in conjunction with the financial report for the period ended June 30, 2025.

-2- Rule 4.2A.3 Appendix 4D Half-Year Report for the six months to December 31, 2025 Name of entity MESOBLAST LIMITED ABN 68 109 431 870 1. Reporting period Report for the half-year ended December 31, 2025 Previous corresponding period is the financial year ended and half-year ended June 30, 2025 December 31, 2024 2. Results for announcement to the market Up/down % change Amount reported for the half-year ended December 31, 2025 (USD’000) Revenues from ordinary activities (item 2.1) Up 1527% to 51,342 Loss from ordinary activities after tax attributable to members (item 2.2) Down* 16% to 40,162 Net loss for the period attributable to members (item 2.3) Down* 16% to 40,162 *decrease in loss There are no dividends being proposed or declared for the period (item 2.4 and 2.5) Commentary related to the above results Please refer to the Directors’ Report (please see the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations) within the Form 6-K for the six months ended December 31, 2025.

-3- 3. Net tangible assets per security (item 3) December 31, 2025 December 31, 2024 Net tangible (liability) backing per ordinary security (in USD cents) 1.05 cents (7.59) cents A large proportion of the Company’s assets are intangible in nature, consisting of goodwill, acquired licenses to patents, in-process research and development acquired, currently marketed products and right-of-use assets. Our intangible assets primarily relate to the acquisition of both Mesoblast, Inc and the culture- expanded Mesenchymal Stem Cell technology. These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security. As at December 31, 2025 and 2024, the value of deferred tax liabilities was $Nil. 4. Half-Year Financial Statements and Directors’ Report The financial information provided in the Appendix 4D should be read in conjunction with the Report on Form 6-K (incorporating the Half-Year Report) for the six months ended December 31, 2025 which has been prepared in accordance with Australian Accounting Standards. Directors’ Report - please refer to the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Form 6-K. Half-Year Financial Statement – please refer to the Financial Statements within the Form 6-K. 5. Independent review of the financial report (item 9) The interim financial statements of the Group have been reviewed by the Group’s auditors, PricewaterhouseCoopers (PwC). The independent audit review report is attached to the Financial Statements within the Form 6-K.